                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                    Report of Foreign Private Issuer Pursuant
         to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                      For the quarter ended March 31, 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

         The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

         Unless the context otherwise requires, references herein to "we," "us," the "Company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore.

         In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$", "US$", "dollars" and "U.S. dollars" are to the legal currency of the United States, and all references to "S$" are to the legal currency of Singapore. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

         Our financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

         This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our capacity plans, our plans for Fab 7 (including the pilot production date) our belief in our ability to procure the consents of our and CSP's lenders and the accruals we have made for the estimated cost of obtaining technology licenses are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward-looking statements are: changes in the market outlook and trends, specifically in the foundry services and communications segments; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the availability of our equipment; the successful implementation of our partnerships, technology and supply alliances; the availability of timely regulatory approvals and financings and terms thereof; the rate of technology migration, the competitiveness of our technology roadmap and intellectual property portfolio and our failure to procure the consents of our and CSP's lenders. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                         AND COMPREHENSIVE INCOME (LOSS)
         (In thousands of U.S. Dollars, except share and per share data)

                                                                              U.S. GAAP

                                                                     Three Months Ended March 31,
                                                                     ----------------------------
                                                                       2001               2002
                                                                    ----------         ----------
Net revenue ..................................................       $ 206,689         $   84,362
Cost of revenue ..............................................         196,349            148,120
                                                                    ----------         ----------
Gross profit (loss) ..........................................          10,340           (63,758)
                                                                    ----------         ----------

Operating expenses:
   Research and development ..................................          21,191             24,708
   Fab start-up costs ........................................           5,377              1,901
   Sales and marketing .......................................           8,220              9,694
   General and administrative ................................          12,898             14,565
                                                                    ----------         ----------
           Total operating expenses ..........................          47,686             50,868
                                                                    ----------         ----------

Operating loss ...............................................        (37,346)          (114,626)
Equity in loss of SMP.........................................        (18,632)           (29,818)
Other income .................................................           7,591              5,209
Interest income ..............................................          12,854              4,346
Interest expense .............................................         (3,359)           (10,747)
Exchange gain (loss) .........................................         (1,396)              1,770
                                                                    ----------         ----------
Loss before income taxes .....................................        (40,288)          (143,866)
Income tax expense ...........................................         (8,613)            (1,579)
                                                                    ----------         ----------
Loss before minority interest ................................        (48,901)          (145,445)
Minority interest in loss of CSP .............................          17,993             17,077
                                                                    ----------         ----------
Net loss .....................................................      $ (30,908)         $(128,368)
                                                                    ==========         ==========

Derivative and hedging activities, including cumulative
     effect-type-adjustment in 2001 ..........................      $    (579)         $    4,399
Foreign currency translation .................................            (16)                (8)
                                                                    ----------         ----------
Other comprehensive income (loss) ............................           (595)              4,391
                                                                    ----------         ----------
Comprehensive loss ...........................................      $ (31,503)         $(123,977)
                                                                    ==========         ==========

Net loss per share and ADS

Basic net loss per share .....................................         $(0.02)            $(0.09)
Diluted net loss per share ..................................          $(0.02)            $(0.09)

Basic net loss per ADS .......................................         $(0.22)            $(0.93)
Diluted net loss per ADS .....................................         $(0.22)            $(0.93)

Number of shares (in millions) used in computing:
-   basic net loss per share .................................         1,380.2            1,384.5
-   effect of dilutive options ...............................               -                  -
                                                                    ----------         ----------
-   diluted net loss per share ...............................         1,380.2            1,384.5
                                                                    ----------         ----------

Number of ADS (in millions) used in computing:
-   basic net loss per ADS ...................................           138.0              138.4
-   effect of dilutive options ...............................               -                  -
                                                                    ----------         ----------
-   diluted net loss per ADS .................................           138.0              138.4
                                                                    ----------         ----------

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. Dollars)

                                                                             U.S. GAAP

                                                                               As of
                                                                   ------------------------------
                                                                   December 31,         March 31,
                                                                      2001                2002
                                                                   -----------         ----------
ASSETS
Cash and cash equivalents ....................................     $ 1,041,616         $  885,129
Accounts receivable ..........................................          91,419             88,966
Inventories ..................................................          12,766             14,668
Other current assets .........................................          16,439             19,582
                                                                   -----------         ----------
          Total current assets ...............................       1,162,240          1,008,345
Property, plant and equipment, net ...........................       1,853,421          1,878,814
Investment in SMP ............................................          77,406             70,537
Other non-current assets .....................................          51,275             49,188
                                                                   -----------         ----------
          Total assets .......................................     $ 3,144,342         $3,006,884
                                                                   ===========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable .............................................     $    82,743         $  165,896
Current installments of long-term debt .......................         198,160            147,584
Accrued operating expenses ...................................         153,635            159,148
Other current liabilities ....................................          85,215             58,256
                                                                   -----------         ----------
          Total current liabilities ..........................         519,753            530,884
Long-term debt, excluding current installments ...............         914,070            899,767
Other liabilities ............................................          66,298             67,647
                                                                   -----------         ----------
          Total liabilities ..................................       1,500,121          1,498,298
Minority interest ............................................          61,589             46,325
Shareholders' equity .........................................       1,582,632          1,462,261
                                                                   -----------         ----------
          Total liabilities and shareholders' equity .........     $ 3,144,342         $3,006,884
                                                                   ===========         ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. Dollars)

                                                                              U.S. GAAP

                                                                     For The Three Months Ended
                                                                     --------------------------
                                                                     March 31,         March 31,
                                                                        2001             2002
                                                                    -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ........................................................   $   (30,908)      $  (128,368)
Adjustments to reconcile net loss to net cash
   provided by operating activities:
     Equity in loss (income) of SMP .............................        (1,276)            8,808
     Depreciation and amortization ..............................       104,966           113,247
     Foreign exchange loss (gain) ...............................           592              (858)
     Minority interest in loss of CSP ...........................       (17,993)          (17,077)
     Loss (gain) on disposal of property, plant and equipment ...           (56)               63
     Other ......................................................        (8,684)              621
Changes in operating working capital:
     Accounts receivable ........................................        48,236             3,051
     Amount due from/to ST, ST affiliates and SMP, net ..........        19,497           (15,666)
     Inventories ................................................        16,092            (1,902)
     Prepaid expenses ...........................................        (1,884)           (3,546)
     Trade accounts payable .....................................        (3,701)             (995)
     Accrued operating expenses .................................       (22,795)            5,513
     Other current liabilities ..................................         6,191            (1,015)
                                                                    -----------       -----------
Net cash provided by (used in) operating activities: ............       108,277           (38,124)
                                                                    -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment
     and other assets ...........................................            66            15,196
Purchase of property, plant and equipment .......................      (164,601)          (51,053)
                                                                    -----------       -----------
Net cash used in investing activities: ..........................      (164,535)          (35,857)
                                                                    -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net ..........................................        15,081           (11,971)
Long-term debt
     Borrowings .................................................            --            12,000
     Repayments .................................................       (42,050)          (85,198)
Issuance of shares by the Company, net ..........................           764             2,642
                                                                    -----------       -----------
Net cash used in financing activities: ..........................       (26,205)          (82,527)
                                                                    -----------       -----------

Net decrease in cash and cash equivalents .......................       (82,463)         (156,508)
Effect of exchange rate changes on cash and cash equivalents ....          (532)               21
Cash at the beginning of the period .............................       924,116         1,041,616
                                                                    -----------       -----------
Cash at the end of the period ...................................   $   841,121       $   885,129
                                                                    ===========       ===========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 March 31, 2002

1.       Business and Organization

         Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, six fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte Ltd ("SMP"), which is jointly-owned with Agere Systems Singapore Pte Ltd ("Agere"). Fab 6 is operated by Chartered Silicon Partners Pte Ltd ("CSP"), which is jointly-owned with Agilent Technologies Europe B.V. ("Agilent"), Singapex Investments Pte Ltd ("Singapex"), a wholly-owned subsidiary of Singapore Technologies Pte Ltd ("ST") and EDB Investments Pte Ltd ("EDBI"). Our sixth fab, Fab 7, in the process of being developed as the Company's first 300-mm facility, is ready for equipment installation. Fab 7 is wholly-owned and will be operated by the Company. Based on current assessment of the market demand, initial production from Fab 7 is expected in late third quarter of 2003.

         The Company was incorporated in Singapore in 1987. As of March 31, 2002, the Company was 60.6% owned by ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2.       Basis of Presentation

         The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


3.       Principles of Consolidation

         The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation.


4.       Contingencies

         As is typical in the semiconductor industry, the Company from time to time receives communications from third parties asserting patents that cover certain of its technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

         The Company has accrued a liability for, and charged to the results of operations, the estimated costs of obtaining such licenses for third party technology. The amount accrued was $10.6 million as of March 31, 2002. No assurance can be given that such provisions are adequate.


5.       Inventories

         The Company states inventories at the lower of cost, determined on the weighted average basis, or market (net realizable value) and they consist of the following:

                                                             As of
                                                 ------------------------------
                                                  December 31,       March 31,
                                                     2001              2002
                                                  -----------       -----------
                                                 (In thousands of U.S. Dollars)
Raw materials ................................    $    1,147        $       715
Work in process ..............................         7,263             10,171
Consumable supplies and spares ...............         4,850              4,211
                                                  -----------       -----------
 .............................................        13,260             15,097
Allowance for inventory obsolescence .........          (494)              (429)
                                                  -----------       ------------
 .............................................    $   12,766        $    14,668
                                                  ===========       ============

6.       Long-term debt

         The Company's long-term debt is summarized below:

                                                                                As of
                                                                  -------------------------------
                                                                  December 31,         March 31,
                                                                      2001               2002
                                                                  ------------        -----------
                                                                   (In thousands of U.S. Dollars)
Singapore dollar loans at fixed rates of 4% to 4.25%
     repayable in semi-annual installments .....................  $    287,355        $   233,785
Singapore dollar loans at floating rates repayable in
     February 2002 and June 2002 ...............................        54,620             27,345
U.S. dollar loan at floating rates repayable in semi-annual
     installments ..............................................       184,800            196,800
2.50% Senior Convertible Notes Due 2006 ........................       585,455            589,421
                                                                  -------------       ------------
                                                                     1,112,230          1,047,351
Less current installments ......................................      (198,160)          (147,584)
                                                                  -------------       ------------
Long-term debt, excluding current installments .................  $    914,070        $   899,767
                                                                  =============       ============

     Two loans incurred by CSP to finance capital expenditures require that it satisfy a declining total debt to net worth ratio. By June 2002 and possibly on later measurement dates that ratio will not be satisfied unless the Company takes measures to substantially increase CSP's net worth for the purpose of satisfying the said ratio per the loan agreements. CSP's failure to meet the required ratio could cause a default under CSP's loans which could also cause cross-defaults under the Company's other loans and convertible notes. Such remedial measures will require the consent of one of the Company's lenders and several of CSP's lenders. The Company is currently in discussions with these lenders and believes that the Company will be able to procure such consents.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                        Three Months Ended March 31,
                                        ----------------------------
                                            2001             2002
                                         ---------        ---------
                                      (as a percentage of net revenue)
Net revenue ........................         100.0%           100.0%
Cost of revenue ....................          95.0            175.6
                                         ---------        ---------
Gross profit (loss) ................           5.0            (75.6)
                                         ---------        ---------

Operating expenses:
   Research and development ........          10.3             29.3
   Fab start-up costs ..............           2.6              2.3
   Sales and marketing .............           4.0             11.5
   General and administrative ......           6.2             17.2
                                         ---------        ---------
           Total operating expenses           23.1             60.3
                                         ---------        ---------

Operating loss .....................         (18.1)          (135.9)
Equity in loss of SMP ..............          (9.0)           (35.4)
Other income .......................           3.7              6.2
Interest income ....................           6.2              5.2
Interest expense ...................          (1.6)           (12.7)
Exchange gain (loss) ...............          (0.7)             2.1
                                         ---------        ---------
Loss before income taxes ...........         (19.5)          (170.5)
Income tax expense .................          (4.2)            (1.9)
                                         ---------        ---------
Loss before minority interest ......         (23.7)          (172.4)
Minority interest in loss of CSP ...           8.7             20.2
                                         ---------        ---------
Net loss ...........................         (15.0)%         (152.2)%
                                         =========        =========

Three months ended March 31, 2001 and March 31, 2002

         Net revenue. Net revenue decreased 59.2% from $206.7 million for the three months ended March 31, 2001 to $84.4 million for the three months ended March 31, 2002. All market segments declined and more than half the dollar decline came from the communications segment.

         The number of eight-inch equivalent wafers shipped decreased from 166.4 thousand wafers for the three months ended March 31, 2001 to 81.6 thousand wafers for the three months ended March 31, 2002, due to lower demand.

         Average selling price decreased from $1,242 per wafer for the three months ended March 31, 2001 to $1,034 per wafer for the three months ended March 31, 2002, primarily due to a shift in customer mix and to a lesser extent, pricing decline.

         Cost of revenue and gross profit. Cost of revenue decreased 24.6% from $196.3 million for the three months ended March 31, 2001 to $148.1 million for the three months ended March 31, 2002. Lower direct costs and cost savings from our cost reduction programs were partly offset by higher depreciation as a result of an increase in installed capacity. Gross profit was negative $63.8 million, or negative 75.6% of net revenue, down from $10.3 million, or 5.0% of net revenue, for the same quarter a year ago, primarily due to significantly lower revenues and to a lesser extent lower average selling prices and higher depreciation.

         Research and development expenses. Research and development expenses increased by 16.6% from $21.2 million for the three months ended March 31, 2001 to $24.7 million for the three months ended March 31, 2002. Investments have been stepped-up to accelerate the Company's technology roadmap which provides customers a breadth of processes enabling system-level integration.

         Fab start-up costs. Fab start-up costs, all related to Fab 7, decreased 64.6% from $5.4 million for the three months ended March 31,2001 to $1.9 million for the three months ended March 31, 2002, due to a moderate activity level.

         Sales and marketing expenses. Sales and marketing expenses increased by 17.9% from $8.2 million for the three months ended March 31, 2001 to $9.7 million for the three months ended March 31, 2002, primarily due to increased support for customer prototyping services and higher spending for worldwide sales and marketing activities.

         General and administrative expenses. General and administrative expenses increased by 12.9% from $12.9 million for the three months ended March 31, 2001 to $14.6 million for the three months ended March 31, 2002. The year ago quarter benefited from lower payroll expenses primarily due to an employee leave clearance program that extended throughout 2001.

         Equity in loss of SMP. Equity in loss of SMP increased 60.0% from $18.6 million for the three months ended March 31, 2001 to $29.8 million for the three months ended March 31, 2002 due to a significant drop in utilization rates caused by reduced demand. See "Investment in SMP" for more detailed discussions.

         Other income. Other income decreased $2.4 million from $7.6 million for the three months ended March 31, 2001 to $5.2 million for the three months ended March 31, 2002 due primarily to lower recognizable grants from the Government of Singapore for both research and development and staff training.

         Interest income. Interest income decreased from $12.9 million for the three months ended March 31, 2001 to $4.3 million for the three months ended March 31, 2002 due to lower interest rates for fixed deposits placed.

         Interest expense. Interest expense increased from $3.4 million for the three months ended March 31, 2001 to $10.7 million for the three months ended March 31, 2002, due primarily to higher interest expense associated with the Company's $575 million 2.5% Senior Convertible Notes due 2006, which were issued in April 2001.

         Exchange gain (loss). We recognized exchange gains of $1.8 million for the three months ended March 31, 2002 compared with a loss of $1.4 million for the three months ended March 31, 2001. The exchange differences are due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

         Income tax expense. Income taxes decreased from $8.6 million for the three months ended March 31, 2001 to $1.6 million for the three months ended March 31, 2002 due to lower taxes payable on the lower level of interest income and lower taxes payable on Fab 1's income. In the three months ended March 31, 2001, income taxes on Fab 1's income were accrued based on the full corporate tax rate of 24.5%, whereas in the three months ended March 31, 2002, the taxes were accrued based on the concessionary rate of 10%, as we obtained post-pioneer status for Fab 1 in fourth quarter 2001.

         Minority interest in loss of CSP. Minority interest in loss of CSP decreased from $18.0 million for the three months ended March 31, 2001 to $17.1 million for the three months ended March 31, 2002, largely due to higher utilization from increased demand for leading-edge products, partially offset by higher depreciation.


LIQUIDITY AND CAPITAL RESOURCES

         As of March 31, 2002, our principal sources of liquidity included $885.1 million in cash and cash equivalents and $743.0 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

         Net cash provided by operating activities totaled $108.3 million for the three months ended March 31, 2001. Net cash used in operating activities totaled $38.1 million for the three months ended March 31, 2002. The decrease was primarily due to the higher net loss incurred for the three months ended March 31, 2002, compared with the corresponding period in 2001, after taking into account the effect of non-cash adjustments and the unfavorable working capital change. The non-cash adjustments in the three months ended March 31, 2002 were primarily due to depreciation and amortization, minority interest in loss of CSP and equity in loss of SMP. The unfavorable working capital change during the same period was primarily due to the decrease in amounts due to ST, ST affiliates and SMP and an increase in prepaid expenses, partly offset by an increase in accrued operating expenses.

         Net cash used in investing activities totaled $164.5 million for the three months ended March 31, 2001 and $35.9 million for the three months ended March 31, 2002. Investing activities consisted primarily of capital expenditures totaling $164.6 million for the three months ended March 31, 2001 and $51.1 million for the three months ended March 31, 2002. Capital expenditures for the three months ended March 31, 2002 were mainly related to the purchase of equipment for R&D use and production equipment for Fab 6 (CSP).

         Net cash used in financing activities totaled $26.2 million for the three months ended March 31, 2001 and was principally the repayment of loans partly offset by additional customer deposits received. Net cash used in financing activities totaled $82.5 million for the three months ended March 31, 2002. This was principally the repayment of loans and refund of customer deposits partly offset by long-term borrowings incurred to finance the capital expenditures at CSP.

         Two loans incurred by CSP to finance capital expenditures require that it satisfy a declining total debt to net worth ratio. By June 2002 and possibly on later measurement dates that ratio will not be satisfied unless we take measures to substantially increase CSP's net worth for the purpose of satisfying the said ratio per the loan agreements. CSP's failure to meet the required ratio could cause a default under CSP's loans which could also cause cross-defaults under our other loans and convertible notes. Such remedial measures will require the consent of one of our lenders and several of CSP's lenders. We are currently in discussions with these lenders and believe that we will be able to procure such consents.

INVESTMENT IN SMP

         Our investment in SMP as of December 31, 2001 and March 31, 2002 is shown below:

                                                             As of
                                                 ------------------------------
                                                  December 31,      March 31,
                                                      2001            2002
                                                  ------------      ----------
                                                 (in thousands of U.S. Dollars)
Cost ..........................................    $ 120,959       $ 120,959
Share of retained post-formation losses .......      (33,273)        (42,081)
Share of accumulated other comprehensive loss .      (10,280)         (8,341)
                                                   ---------       ---------
                                                   $  77,406       $  70,537
                                                   =========       =========

         We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our share of the overhead costs.

         Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed for allocated wafer capacity if the wafers started for them are less than their allocated capacity. The allocated wafer capacity billed and billable to us were $19.9 million and $21.0 million for the three months ended March 31, 2001 and 2002, respectively.

         Reconciliation of equity in loss of SMP between consolidated statements of operations and consolidated statements of cash flows:

                                                                      Three Months Ended March 31,
                                                                      ----------------------------
                                                                         2001             2002
                                                                       ---------        ---------
                                                                     (in thousands of U.S. Dollars)
Equity in loss of SMP in consolidated statements of operations ...     $ (18,632)       $ (29,818)
Allocated wafer capacity cost ....................................        19,908           21,010
                                                                       ---------        ---------
Equity in income (loss) of SMP in consolidated statements of
   cash flows ....................................................     $   1,276        $  (8,808)
                                                                       =========        ==========

         Summarized financial information for SMP is shown below:

                                                                                As of
                                                                    -----------------------------
                                                                    December 31,        March 31,
                                                                        2001              2002
                                                                     -----------       ----------
                                                                    (in thousands of U.S. Dollars)
Current assets ...................................................   $   164,663       $  144,317
Other assets .....................................................         3,696            3,464
Property, plant and equipment ....................................       512,376          482,780
Current liabilities ..............................................     (138,983)        (137,733)
Long-term debt ...................................................     (278,571)        (235,714)
Other liabilities ................................................      (25,984)         (19,627)
                                                                     -----------       ----------
Shareholders' equity .............................................   $   237,197       $  237,487
                                                                     ===========       ==========

                              Three Months Ended March 31,
                              ----------------------------
                                  2001             2002
                               ----------       ----------
                             (in thousands of U.S. Dollars)
Net revenue (1) ...........     $91,981          $60,662
Gross profit (loss) .......      29,308            5,359
Operating income (loss) ...      27,695            3,165
Net profit (loss) .........      24,429           (3,667)

Note (1): Net revenue includes billings for allocated wafer capacity of $24.8 million and $26.8 million for the three months ended March 31, 2001 and 2002, respectively.


MANUFACTURING FACILITIES

         Based on the latest market and customer demand outlook, we have revised our capacity plans. Fab 7 is now expected to have initial production in late third quarter 2003, one quarter earlier than the prior plan. Additionally, we have reprofiled the capacity plans of our fabs to align them with the latest demand outlook for product mix. The following table reflects our wafer capacity figures as of March 31, 2002 for each of our fabs and the fab of our affiliate, SMP (Fab 5).

                                Fab 1            Fab 2           Fab 3         Fab 5 (SMP)(1)   Fab 6 (CSP)(1)    Fab 7
                             -----------      -----------     -----------      --------------   --------------    -------
Production commenced .......      1989             1995            1997             1999              2000        Expected 2003

Current capacity (2) ....... 26,000 wafers    46,000 wafers   21,000 wafers    18,000 wafers    7,000 wafers            -
                             per month        per month       per month        per month        per month

Estimated full capacity(3) . 26,000 wafers    46,000 wafers    21,000 wafers   20,000 wafers    29,000 wafers     30,000 wafers
                             per month        per month       per month        per month        per month         per month (4)

Wafer size ................. Six-inch         Eight-inch      Eight-inch       Eight-inch       Eight-inch        Twelve-inch
                             (150-mm)         (200-mm)        (200-mm)         (200-mm)         (200-mm)          (300-mm)

Process Technologies ....... 1.2 to 0.5um     0.6 to 0.3um    0.35 to          0.25 to          0.25 to           0.18um and
                                                              0.22um (5)       0.13um (5)       0.10um (5)        Lower (5)

Manufacturing .............. Digital; Mixed   Digital; Mixed  Digital; Mixed   Digital; Mixed   High              Logic CMOS;
  Technologies               Signal; ROM;     Signal; RF      Signal; RF       Signal; RF       performance,      high-density
                             EEPROM(6)        CMOS; SRAM;     CMOS; SRAM;      CMOS;            high-density      SRAM; RF
                                              Flash Memory(6) ROM(6)           BiCMOS;          CMOS; high-       CMOS;
                                                                               eSRAM(6)         density SRAM;     Mixed Signal(6)
                                                                                                Mixed Signal;
                                                                                                RF CMOS(6)

Clean Room ................. 34,000 sq. ft.   109,000 sq. ft. 86,000 sq. ft.   91,000 sq. ft.   123,000 sq. ft.   170,000 sq. ft.
                             Class 10; 10,000 Class 1 SMIF(7) Class 1 SMIF(7)  Class 1 SMIF(7)  Class 1 SMIF(7)  Class 1 SMIF(7)
                             Sq. ft. Class 1
                             SMIF(7)

(1) With respect to Fab 5 and Fab 6, the information includes capacity to which our strategic partners are entitled.

(2) Current capacity is the production output capability based on current process technology mix using the installed set of equipment in the fab as of March 31, 2002.

(3) Estimated full capacity is the production output capability based on our current and anticipated process technology mix, which may vary. Unlike current capacity which is computed based on the currently installed set of equipment in the fab, estimated full capacity assumes that the fab is fully utilized to its maximum capacity, based on planned equipment additions and anticipated technology mix. Our projections of estimated full capacity have varied from previous projections in terms of number of wafers because of revisions to our earlier plans, including changes to our capacity expansion plans and capacity allocation in process technology mix. Such changes reflect developments in market conditions and demand.

(4) Equivalent to 67,500 eight-inch wafers per month. A 300-mm wafer will have 2.25 or more times die than a 200-mm wafer. In line with semiconductor statistics reports such as World Semiconductor Trade Statistics, a conversion rate of 2.25 is utilized in determining the number of eight-inch equivalent wafers.

(5) These manufacturing processes are preliminary and their successful implementation depend on various factors, including our ability to achieve advances in process technology or to obtain access to advanced process technology developed by others. These fabs can be retrofitted to achieve smaller geometries than those shown above.

(6) ROMs are read-only memory devices. EEPROMs are electrically erasable programmable read-only devices. SRAMs are static random access memory devices. eSRAMs are embedded static random access memory devices. CMOS means complementary metal oxide silicon. RF CMOS means Radio Frequency Metal Oxide Semiconductor. BiCMOS means bipolar complementary metal oxide silicon.

(7) Class 10 means a standard of air purity under which the amount of dust is limited to fewer than ten particles of dust per cubic foot of air. Class 1 means a standard of air purity under which the amount of dust is limited to fewer than one particle of dust per cubic foot of air. SMIF means standard mechanical interface.


Item 3. Quantitative and Qualitative Disclosures About Market Risk

         For a discussion of the above, please see the section captioned "Management's Discussion and Analysis of Financial Conditions and Results of Operations - - Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 20-F dated March 11, 2002 which is incorporated herein by reference.


                          PART II - - OTHER INFORMATION


Item 1.  Legal Proceedings

         The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2.  Changes in Securities and Use of Proceeds

         None


Item 3.  Defaults Upon Senior Securities.

         None.

Item 4.  Submission of Matters to a Vote of Security Holders.

         None.


Item 5.  Other Information

The information in this Quarterly Report is updated at March 31, 2002. Since then, Mr. Barry Waite, formerly the president and CEO of the Company has stepped down with effect from May 1, 2002 as a result of early retirement and our then Director and Deputy Chairman, Mr. James A. Norling, has assumed the position of president and CEO of the Company.

Item 6.  Exhibits and Reports on Form 6-K

(a)      Exhibits

         *++6.1 Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the "Microelectronics Group of Lucent Technologies Inc.") and the Company.

         *++6.2 Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 between the Company, Agere Systems Singapore Pte Ltd (formerly known as "Lucent Technologies Microelectronics Pte Ltd") and Silicon Manufacturing Partners Pte Ltd.

(b)      Reports on Form 6-K

During the quarter ended March 31, 2002, the Company filed the following current reports on Form 6-K:

1. On January 29, 2002, we filed a Form 6-K reporting the announcement of our earnings for the quarter and year ended December 31, 2001.

2. On March 1, 2002, we filed a Form 6-K updating our first quarter 2002 revenue and earnings outlook.

3. On March 8, 2002, we filed a Form 6-K reporting the announcement of a structured plan for the personal acquisition and limited sale of Company shares by our President, CEO and Director, Mr. Barry Waite.

4. On March 18, 2002, we filed a Form 6-K reporting the purchase of ADS by our Director and Deputy Chairman, Mr. James A Norling.


--------
* Filed herewith

++ Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: May 14, 2002

                                CHARTERED SEMICONDUCTOR
                                MANUFACTURING LTD

                                By: /s/ James A. Norling
                                -----------------------------------------
                                Name:   James A. Norling
                                Title:  President and Chief Executive Officer

                                By: /s/ Chia Song Hwee
                                -----------------------------------------
                                Name:   Chia Song Hwee
                                Title:  Senior Vice President, Chief Financial
                                        Officer and Chief Administrative Officer

                                  Exhibit Index

*++6.1 Amendment Agreement (No. 3) dated March 28, 2002 to Technology Transfer Agreement dated February 17, 1998 between Agere Systems Inc. (formerly known as the "Microelectronics Group of Lucent Technologies Inc.") and the Company.

*++6.2 Amendment Agreement (No. 3) dated March 28, 2002 to License and Technology Transfer Agreement dated February 17, 1998 between the Company, Agere Systems Singapore Pte Ltd (formerly known as "Lucent Technologies Microelectronics Pte Ltd") and Silicon Manufacturing Partners Pte Ltd.



--------
* Filed herewith

++ Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.